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                            EXHIBIT 2.5 - TERM SHEET



     The undersigned Fremantle Media Enterprises Ltd. ("Fremantle"), Greenlight Film & Television Inc. ("GFT") and Peace Arch Entertainment Group Inc. ("Peace Arch") each acknowledge and agree as follows:

1. The parties refer to the proposed transaction between Peace Arch and GFT whereby GFT will (i) purchase or cause to be purchased certain shares in the capital of Peace Arch and (ii) convey certain assets, undertaking and business to Peace Arch, certain terms of which have been disclosed to Fremantle. In this Term Sheet, the "Transaction" refers to such transaction set out in the foregoing sentence as understood by the representatives of Fremantle, as the terms thereof may from time to time be amended or varied subject to the express terms hereof. GFT agrees that it will not amend or vary such terms of the Transaction if such amendment or variation would adversely affect the rights of Fremantle as contemplated hereby unless GFT obtains Fremantle's prior written agreement to such variation or amendment. The parties acknowledge that GFT may, subject to the approval of Fremantle (acting in good faith and on reasonable commercial grounds) form one or more subsidiaries to carry the Transaction and the terms hereof.

2. The parties acknowledge that Peace Arch is currently indebted to Fremantle in the approximate aggregate principal amount of CDN$7.58 million, accruing interest at a rate per annum set out in a letter agreement dated November 20, 2001 between Fremantle and Peace Arch (the "Fremantle Debt") and that the Fremantle Debt is secured by one or more security agreements (collectively the "Fremantle Security") which provide Fremantle with a fixed and floating charge over all of the assets of Peace Arch (including the shares held by Peace Arch in its subsidiaries) and of the assets of certain related entities, subject to existing priority agreements between Fremantle and certain other creditors of Peace Arch.

3. Subject to Section 17 hereof, this Agreement is conditional upon closing of the Transaction.

4.   Fremantle hereby consents to the Transaction.

5. The parties agree that the scope of the enforcement of the Fremantle Debt and the collateral charged by the Fremantle Security will be restricted to the business, assets, and undertaking of Peace Arch (the "Pre-Existing Peace Arch Business") as they exist immediately prior to the closing of the Transaction, and to any proceeds derived from the Pre-Existing Peace Arch Business after the closing of the Transaction including, without limitation, (i) revenue from Peace Arch's litigation against VH1 (Action No. 5015528, Vancouver Registry), net of costs and third party interests therein as currently agreed, (ii) revenue from sales of programmes that Peace Arch owns prior to the closing of the Transaction or in production as at closing of the Transaction (but for greater certainty excluding revenue from any future series or spinoff series of programmes or formats that Peace Arch owns prior to the closing of the Transaction, provided that there shall be compensation provided to Fremantle by Peace Arch at fair market rates for any intellectual property rights owned by Peace Arch as at Closing and subsequently used therein), and (iv) any other future assets, undertaking and business obtained by Peace Arch derived from Peace Arch's assets, existing prior to the closing of the Transaction. In respect of the Pre-Existing Peace Arch Business, the parties acknowledge that, save as set out herein, the Fremantle Debt and the Fremantle Security shall continue unamended and remain in full force and effect.

6. For greater certainty, the parties acknowledge that as part of the Transaction, GFT will be conveying assets to Peace Arch and arranging funding for Peace Arch, and that after the closing of the Transaction, Peace Arch will, under the new management, be generating new business activities and projects and assets separate and apart from the Pre-Existing Peace Arch Business. The parties agree that such new business, assets, and undertaking (the "Exempt Business") will be beyond the scope of the Fremantle Debt and the Fremantle Security, and that Fremantle will have no recourse against the Exempt Business nor will it have any right or assert any claim with respect thereto.

7. The parties acknowledge that GFT and Peace Arch currently propose that the Pre-Existing Peace Arch Business will, on or following closing of the Transaction, be conveyed to a new subsidiary of Peace Arch on the condition that such conveyance does not adversely affect or impair the Fremantle Debt or the Fremantle Security. In the event of such conveyance, GFT and Peace Arch shall cause such subsidiary to execute and deliver all such documents and instruments and do and perform such acts as Fremantle considers necessary for such subsidiary to assume the Fremantle Debt and the Fremantle Security, with Peace Arch being released from liability to Fremantle in respect of the Fremantle Debt and the Fremantle Security except as expressly provided for herein.

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8.   Upon closing of the Transaction, Peace Arch and GFT or such other subsidiary as is approved by Fremantle shall manage the Pre-Existing Peace Arch Business in accordance with good and prudent business practice with a view to maximizing the recovery of value from the Pre-Existing Peace Arch Business and maximizing the application of such proceeds to reduction of the Fremantle Debt. GFT and Peace Arch also agree that after closing of the Transaction, such parties will develop and deliver to Fremantle a written business plan for the exploitation of the assets, business and undertaking comprising the Pre-Existing Peace Arch Business the implementation of which shall be subject to Fremantle's approval.

9. The parties acknowledge and agree that currently all expenses of Peace Arch, including its corporate costs, overheads and operating costs, are effectively charged against the Pre-Existing Peace Arch Business. GFT and Peace Arch each agree that upon the closing of the Transaction, any transaction between the Pre-Existing Peace Arch Business and the Exempt Business, including any allocation of overhead or shared or common expenses as between the Pre-Existing Peace Arch Business and the Exempt Business, shall be made in good faith and on reasonable commercial grounds. GFT and Peace Arch each further agree that GFT and Peace Arch will from time to time (and no less frequently than annually) submit to Fremantle budgets for Peace Arch indicating the allocation of overhead or shared or common expenses to the Pre-Existing Peace Arch Business and such allocation will be subject to the approval of Fremantle acting in good faith and on reasonable commercial grounds and (iii) Peace Arch will continue to make scheduled payments in respect of the leased real property occupied by Peace Arch prior to the closing of the Transaction (with the expense of such payments to be allocated between the Pre-Existing Peace Arch Business and the Exempt Business as provided above).

10. Peace Arch shall deliver on or before the closing of the Transaction a convertible instrument in favour of Fremantle setting out terms such that if there is any amount of the Fremantle Debt which remains outstanding as of December 31, 2004, Fremantle will for a period of ninety days thereafter have the right to convert (subject to applicable securities laws and stock exchange approvals) such unpaid amount to publicly traded Class B Subordinate Voting Shares in the capital of Peace Arch (or any successor class of such shares that are publicly traded in the capital of Peace Arch) at the lower price of either (i) $5.00 CDN per share or (ii) the average price of such shares as at the close of trading for the thirty trading days ending on December 31, 2004; provided that in no event shall such conversion price be less than $3.00 CDN per share.

11. Payments on the Fremantle Debt shall be made directly from the income stream of the Pre-Existing Peace Arch Business (though the parties acknowledge that certain tax credits of the Pre-Existing Peace Arch Business shall continue to be allocated to Royal Bank of Canada). Peace Arch represents that it has now satisfied all its debts and obligations to Working Opportunity Fund (EVCC) Ltd..

12.  A breach by Peace Arch or GFT under this Term Sheet shall, in respect of
     (i) the failure to pay any principal or interest when agreed to be due hereunder, if unremedied for 15 days after notice of such breach, and (ii) any other provisions hereunder, if unremedied thirty days of notice of such breach, result in, at the option of Fremantle, the liens under the Fremantle Security becoming immediately enforceable against such parties thereto.

13. This term sheet and the agreement between the parties in respect of the transactions contemplated hereby (the "Agreement"), its existence and its terms, are confidential and may not be disclosed by any party to any person, except to their respective directors, senior management and professional advisors on a "need-to-know" basis, provided in each case that such persons are under an equivalent duty of confidentiality, and except as may be required pursuant to any statutory or securities regulatory or stock exchange requirement or court order.

14. Except as set out in separate agreement, each of the parties shall bear its own expenses in connection with carrying out the terms of this Agreement.

15. If any provision of this Term Sheet shall be deemed by any court of competent jurisdiction or held to be invalid or void or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions herein in any jurisdiction.

16. This Term Sheet shall be governed by and construed in accordance with the laws of the Province of British Columbia and of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

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17.  This Agreement is legally binding. In preparation for the closing of the
     Transaction, the parties shall each instruct their respective legal counsel to prepare more formal legal documentation in order to give effect to the provisions hereof. However, if the closing of the Transaction shall not have occurred by January 31, 2003, this Agreement shall terminate and be of no further force and effect unless, before such time, such date is extended in writing by each of the parties.

     Dated this 19th day of November, 2002



                          FREMANTLE MEDIA ENTERPRISES LTD.


                          By: /s/ Sarah Tipay
                              ----------------------



                          GREENLIGHT FILM & TELEVISION INC.


                          By: /s/ Gary Howsam
                          ---------------------------



                          PEACE ARCH ENTERTAINMENT GROUP IN.C.

                          By: /s/ Juliet Jones
                              -------------------









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